Exhibit B.12: Tabular disclosure of contractual obligations

The following table provides the maturity profile of our liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities:

Contractual obligations

The following table provides the contractual maturity profile of our on-balance sheet liabilities and equity at their carrying values:

$ millions, as at October 31, 2018	Less than 1 year	1–3 years	3–5 years	Over 5 years	No specified maturity	Total
Liabilities
Deposits (1)	$143,800	$47,917	$32,385	$8,467	$228,446	$461,015
Obligations related to securities sold short	13,782	—	—	—	—	13,782
Cash collateral on securities lent	2,731	—	—	—	—	2,731
Obligations related to securities sold under repurchase agreements	30,840	—	—	—	—	30,840
Derivative instruments	7,643	4,588	1,682	7,060	—	20,973
Acceptances	10,296	—	—	—	—	10,296
Other liabilities	—	—	—	—	18,266	18,266
Subordinated indebtedness	—	—	—	4,080	—	4,080
Equity	—	—	—	—	35,116	35,116

	$209,092	$52,505	$34,067	$19,607	$281,828	$597,099

October 31, 2017	$194,444	$56,511	$30,134	$17,197	$266,978	$565,264

(1)

Comprises $163.9 billion (2017: $159.3 billion) of personal deposits of which $153.2 billion (2017: $149.5 billion) are in Canada and $10.7 billion (2017: $9.8 billion) are in other countries; $282.7 billion (2017: $266.6 billion) of business and government deposits and secured borrowings of which $211.9 billion (2017: $192.7 billion) are in Canada and $70.8 billion (2017: $73.9 billion) are in other countries; and $14.4 billion (2017: $13.8 billion) of bank deposits of which $5.9 billion (2017: $6.6 billion) are in Canada and $8.5 billion (2017: $7.2 billion) are in other countries.

Contractual obligations

The following table provides the contractual maturity profile of our on-balance sheet liabilities and equity at their carrying values:

$ millions, as at October 31, 2018	Less than 1 year	1–3 years	3–5 years	Over 5 years	No specified maturity	Total
Liabilities
Deposits (1)	$143,791	$47,796	$32,522	$8,460	$228,446	$461,015
Obligations related to securities sold short	13,782	—	—	—	—	13,782
Cash collateral on securities lent	2,731	—	—	—	—	2,731
Obligations related to securities sold under repurchase agreements	30,840	—	—	—	—	30,840
Derivative instruments	7,643	4,588	1,682	7,060	—	20,973
Acceptances	10,296	—	—	—	—	10,296
Other liabilities	—	—	—	—	18,266	18,266
Subordinated indebtedness	—	—	—	4,080	—	4,080
Equity	—	—	—	—	35,116	35,116

	$209,083	$52,384	$34,204	$19,600	$281,828	$597,099

October 31, 2017	$194,444	$56,511	$30,134	$17,197	$266,978	$565,264

(1)

Comprises $163.9 billion (2017: $159.3 billion) of personal deposits of which $153.2 billion (2017: $149.5 billion) are in Canada and $10.7 billion (2017: $9.8 billion) are in other countries; $282.7 billion (2017: $266.6 billion) of business and government deposits and secured borrowings of which $211.9 billion (2017: $192.7 billion) are in Canada and $70.8 billion (2017: $73.9 billion) are in other countries; and $14.4 billion (2017: $13.8 billion) of bank deposits of which $5.9 billion (2017: $6.6 billion) are in Canada and $8.5 billion (2017: $7.2 billion) are in other countries.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments:

$ millions, as at October 31, 2018	Less than 1 year	1–3 years	3–5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$51,550	$—	$—	$—	$—	$51,550
Unutilized credit commitments	15,109	25,795	31,397	2,306	150,139	224,746
Backstop liquidity facilities	10,198	309	—	13	—	10,520
Standby and performance letters of credit	11,546	938	628	130	—	13,242
Documentary and commercial letters of credit	199	—	—	—	—	199

	$88,602	$27,042	$32,025	$2,449	$150,139	$300,257

October 31, 2017	$83,001	$25,037	$27,219	$1,920	$143,182	$280,359

(1)	Includes $116.5 billion (2017: $111.7 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.7 billion (2017: $2.0 billion) for cash because it is reported on the consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations:

$ millions, as at October 31, 2018	Less than 1 year	1–3 years	3–5 years	Over 5 years	Total
Operating leases	$494	$956	$805	$3,505	$5,760
Purchase obligations (1)	821	802	366	66	2,055
Pension contributions (2)	194	—	—	—	194
Underwriting commitments	176	—	—	—	176
Investment commitments	9	3	2	180	194

	$1,694	$1,761	$1,173	$3,751	$8,379

October 31, 2017	$2,070	$1,712	$1,066	$3,477	$8,325

(1)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.